®
1007 Market Street
Wilmington, Delaware 19898
April 22, 2015

BY EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:    E. I. du Pont de Nemours and Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 5, 2015
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2015
File No. 1-815

Dear Mr. Cash:

As discussed with your staff, DuPont requests additional time to respond to your comment letter dated April 16, 2015. DuPont is requesting the additional time because of the increased work demands required by other important matters at this time, including its upcoming annual meeting of stockholders on May 13, 2015. DuPont plans to respond to your letter no later than Friday, May 15, 2015.

Please call me at (302) 773-7145 if you have any questions or would like to discuss this request in more detail.

Sincerely,
/s/Calissa W. Brown
Calissa W. Brown
Corporate Counsel and Assistant Secretary